SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ----------

                                   FORM 6-K

                                  ----------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 30, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)
              ---------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


              ---------------------------------------------------




(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



     Form 20-F      X               Form 40-F
                 ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


     Yes                            No          X
              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
--------------------

                                [LOGO OMITTED]
                                CNOOC Limited
                     [COMPANY NAME IN CHINESE CHARACTERS]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)

               ANNOUNCEMENT OF 2006 INTERIM RESULTS (UNAUDITED)

----------------------------------------------------------------------------------------------------------
                                                FINANCIAL AND BUSINESS SUMMARY
                                                                                            % change over
                                                            First half of 2006         First half of 2005

Total net production of oil and gas                        451,392 BOE per day                       7.4%
Consolidated turnover                                        RMB 48.34 billion                      47.2%
Consolidated net profit                                      RMB 16.28 billion                      37.6%
Basic earnings per share                                              RMB 0.39                      34.5%
Diluted earnings per share                                            RMB 0.39                      39.3%
Interim dividend                                             HK$0.12 per share                        20%
----------------------------------------------------------------------------------------------------------

Chairman's Statement

Dear Shareholders,

I am glad to have the opportunity to share the operating results of the Company for the first half of 2006 with you. In the past half year, with the commencement of operations of a number of new projects as scheduled, the Company's production continued to grow steadily, while the successive discoveries in our explorations offshore China provided us with great expectations for the future.

In the first half of 2006, the Company's crude oil and natural gas production reached 68.3 million barrels and 77.6 billion cubic feet respectively. The total net oil and gas production reached 81.7 million barrels-of-oil-equivalent (BOE), representing an increase of 7.4% over the same period last year. The net oil and gas production from offshore China reached 74.4 million BOE, representing an increase of 7.2% over the same period last year.

Benefiting from strong commodity prices, our average realised oil price in the first half year reached US$62.39 per barrel, and our realised gas price was US$3.17 per thousand cubic feet, representing an increase of 42.1% and 7.6% respectively over the same period last year.

Our total revenue reached a record high of RMB48.3 billion, representing an increase of 47.2% as compared with the same period last year. The sales included sales income from oil and gas and trading income from crude oil of RMB35.5 billion and RMB12.8 billion respectively, representing an increase of 43.4% and 59.6% respectively over the first half of last year. Our profit before tax was RMB23.9 billion, representing an increase of 40.6% over the same period last year, and our net profit was RMB16.3 billion, representing an increase of 37.6% as compared with the same period of last year.

Our earnings per share in the first half year was RMB0.39. The Board of Directors approved the payment of an interim dividend of HK$0.12 per share for 2006.

In the first half of the year, our overall production operations proceeded smoothly. Despite temporary suspension of production at Liuhua 1-1 oilfield due to Typhoon "Chanchu", the majority of the oil and gas fields were not affected, and measures for production enhancement have achieved satisfactory results, and a number of new projects have been put into operation as scheduled. In respect of health, safety and environmental protection, our OSHA statistical benchmarks have remained at top levels.

Our steady implementation of natural gas strategy has led to remarkable results. During the second half of May, the first shipment of liquefied natural gas from the Australian North West Shelf Project in which we have a working interest, arrived at the Dapeng receiving terminal in Guangdong province. This was the first shipment of liquefied natural gas imported into the PRC. This is the start of the provision of high quality and clean energy resources for the economic development of China.

We have enhanced our efforts in exploration research in terms of depth and scope, and will continue to step up our investments in exploration to add new achievements. It is encouraging that we have achieved 6 new oil and gas discoveries in the first half of the year, and successfully assessed two oil and gas structures.

What is more encouraging is that Husky Energy Inc., one of our PSC partners, has made a significant discovery in the deep waters of South China Sea - Liwan 3-1, which is the first deep water discovery in PRC waters. It has proved the tremendous potential of deep water oil and gas resources in PRC waters.

We strictly abide by the concept of emphasising economic efficiency, and continue to make breakthroughs in overseas development. It is worth mentioning that in April, we completed the acquisition of a 45% interest in Nigeria OML 130 block, which is our largest acquisition to date. It is believed that this project will bring substantial reserves and production to us in the near future, and I am very optimistic about its prospects.

At the end of April, we also took advantage of the favourable commodity markets and stock markets by implementing a top-up placing of shares. The market responded with great interest for subscription, generating net proceeds of approximately HK$13.78 billion.

In the first half year, Dr. Edgar W.K. Cheng was appointed as an Independent Non-executive Director. I hereby extend on behalf of the Board of Directors our warm welcome to Dr. Cheng, and I believe that his professionalism and extensive experience will be beneficial to the shareholders.

2006 has been an extraordinary year, but is also a year full of expectations. We shall capitalize on the favourable market conditions, uphold the aim of creating value for shareholders, and on the basis of safe production, continue to focus on improving each segment in the business chain, striving for better performance in exploration, development, production, engineering construction, natural gas business, overseas expansions, health, safety and environmental protection and cost control simultaneously, thereby delivering satisfactory results to shareholders.

Lastly, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere gratitude to the management and all staff for their hard work. I believe that with our concerted efforts, the Company will bring even greater returns to our shareholders.

                                                        Fu Chengyu
                                             Chairman & Chief Executive Officer

Hong Kong, August 29, 2006

INTERIM RESULTS

The Board of Directors of CNOOC Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2006 (the "Period") as follows:

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30 June 2006
(All amounts expressed in thousands of Renminbi, except per share data)

                                                                                    Six months ended 30 June
                                                                    Notes                   2006            2005
                                                                                     (Unaudited)     (Unaudited)

REVENUE
   Oil and gas sales                                                  3               35,474,835      24,733,991
   Marketing revenue                                                  3               12,821,824       8,035,007
   Other income                                                                           41,324          63,075
                                                                                    ------------    ------------
                                                                                      48,337,983      32,832,073



                                                        2

                                                                                    ------------    ------------

EXPENSES
   Operating expenses                                                                (3,212,987)     (2,679,754)
   Production taxes                                                                  (1,710,621)     (1,195,322)
   Exploration expenses                                                                (708,604)       (611,276)
   Depreciation, depletion and amortisation                                          (3,366,327)     (2,786,582)
   Dismantlement                                                                       (139,285)       (106,951)
   Special oil gain levy                                              4              (1,988,459)               -
   Impairment losses related to property, plant and equipment                                  -        (90,189)
   Crude oil and product purchases                                    3             (12,578,730)     (7,951,389)
   Selling and administrative expenses                                                 (661,903)       (545,289)
   Others                                                                              (161,250)        (41,464)
                                                                                    ------------    ------------

                                                                                    (24,528,166)    (16,008,216)
                                                                                    ------------    ------------

PROFIT FROM OPERATING ACTIVITIES                                                      23,809,817      16,823,857

   Interest income                                                                       372,836         208,358
   Finance costs                                                                     (1,097,182)       (321,354)
   Exchange gains, net                                                                   305,009          19,209
   Investment income                                                                     302,344          60,336
   Share of profits of associates                                                        164,495         180,480
   Non-operating income, net                                                               1,236           1,154
                                                                                      ----------    ------------

PROFIT BEFORE TAX                                                                     23,858,555      16,972,040

   Tax                                                                5              (7,580,823)     (5,143,017)
                                                                                    ------------    ------------

NET PROFIT                                                                            16,277,732      11,829,023
                                                                                    ============    ============

EARNINGS PER SHARE
   Basic                                                              6                 RMB 0.39        RMB 0.29
   Diluted                                                            6                 RMB 0.39        RMB 0.28

DIVIDENDS
   Interim dividend declared                                         11                5,326,188       2,138,128
   Special interim dividend declared                                 11                        -       2,138,128
                                                                                   -------------    ------------

                                                                                       5,326,188       4,276,256
                                                                                   =============    ============

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET 30 June 2006 (All amounts expressed in thousands of Renminbi)

                                                                                         30 June     31 December
                                                                    Notes                   2006            2005
                                                                                     (Unaudited)       (Audited)
NON-CURRENT ASSETS
   Property, plant and equipment, net                                                 92,738,680      66,625,167
   Intangible assets                                                  7                1,463,189       1,299,643
   Investments in associates                                                           1,437,159       1,401,839



                                                        3

   Available-for-sale financial assets                                                 1,017,000       1,017,000
                                                                                   -------------    ------------

   Total non-current assets                                                           96,656,028      70,343,649
                                                                                   -------------    ------------

CURRENT ASSETS
   Accounts receivable, net                                           8                6,943,653       5,277,784
   Inventories and supplies                                                            1,307,559       1,199,626
   Due from related companies                                                          3,612,333       2,099,197
   Other current assets                                                                2,762,511         806,115
   Available-for-sale financial assets                                                10,747,154      13,846,935
   Time deposits with maturity over three months                                       6,540,000      12,200,000
   Cash and cash equivalents                                                          18,458,128       8,991,758
                                                                                   -------------    ------------

   Total current assets                                                               50,371,338      44,421,415
                                                                                   -------------    ------------

CURRENT LIABILITIES
   Accounts payable                                                   9                4,624,046       2,867,678
   Other payables and accrued liabilities                                              7,697,901       5,206,943
   Current portion of long term bank loans                                               834,437         825,674
   Due to related companies                                                              531,049         759,934
   Due to the parent company                                                              51,613         488,482
   Tax payable                                                                         4,303,419       3,467,505
                                                                                   -------------    ------------

   Total current liabilities                                                          18,042,465      13,616,216
                                                                                   -------------    ------------

NET CURRENT ASSETS                                                                    32,328,873      30,805,199
                                                                                   -------------    ------------

TOTAL ASSETS LESS CURRENT LIABILITIES                                                128,984,901     101,148,848
                                                                                   -------------    ------------

NON-CURRENT LIABILITIES
   Long term bank loans                                                                  515,167          24,392
   Long term guaranteed notes                                                         17,513,916      16,531,780
   Provision for dismantlement                                                         4,357,530       4,161,663
   Deferred tax liabilities                                                            7,323,360       6,827,916
                                                                                   -------------    ------------

   Total non-current liabilities                                                      29,709,973      27,545,751
                                                                                   -------------    ------------

NET ASSETS                                                                            99,274,928      73,603,097
                                                                                   =============   =============

CAPITAL AND RESERVES
   Issued capital                                                    10                  923,629         876,635
   Reserves                                                                           98,351,299      72,726,462
                                                                                   -------------    ------------

TOTAL EQUITY                                                                          99,274,928      73,603,097
                                                                                   =============    ============

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY For the six months ended 30 June 2006 (All amounts expressed in thousands of Renminbi)

                                        Share premium                               Statutory
                                Issued    and capital        Asset   Cumulative      and non-
                                 share     redemption  revaluation  translation  distributive     Other    Retained
                               capital        reserve      reserve      reserve       reserve  reserves    earnings       Total


(Unaudited)
Balances at 1 January          876,586     20,761,597      274,671     (19,654)     9,413,610         -  25,410,651  56,717,461
2005 as previously
reported

Cumulative adjustment for            -              -           -             -             -   110,144   (110,144)         -
the adoption of HKFRS 2

Cumulative adjustment for            -              -    (274,671)            -             -         -           -   (274,671)
the adoption of HKAS 16
                               -------     ----------    ---------    ---------    ----------  --------  ----------  ----------
Balances at 1 January          876,586     20,761,597            -     (19,654)     9,413,610   110,144  25,300,507  56,442,790
2005 as restated
                               -------     ----------    ---------    ---------    ----------  --------  ----------  ----------

Changes of fair value of             -              -            -            -             -    31,645           -      31,645
available-for-sale
marketable securities
Exchange realignment                 -              -            -     (39,653)             -         -           -    (39,653)
                               -------     ----------    ---------    ---------    ----------  --------  ----------  ----------

Total income and expenses            -              -            -     (39,653)             -    31,645           -     (8,008)
for the period recognised
directly in equity

Net profit for the period            -              -            -            -             -         -  11,829,023  11,829,023
                               -------     ----------    ---------    ---------    ----------  --------  ----------  ----------

Total income and expenses            -              -            -     (39,653)             -    31,645  11,829,023  11,821,015
for the period

2004 final and special               -              -            -            -             -         - (3,495,963) (3,495,963)
final dividends

Exercise of share options           49          4,451            -            -             -         -           -       4,500

Equity-settled share                 -              -            -            -             -    11,763           -      11,763
option expenses
                               -------     ----------    ---------    ---------    ----------  --------  ----------  ----------

Balances at 30 June 2005       876,635     20,766,048            -     (59,307)     9,413,610   153,552  33,633,567  64,784,105
as restated
                               =======     ==========    =========    =========    ==========  ========  ==========  ==========

(Unaudited)
Balances at 1 January 2006     876,635     20,766,048            -    (512,943)    11,681,974   208,336  40,583,047  73,603,097

Changes of fair value of             -              -            -            -             -  (47,603)           -    (47,603)
available-for-sale
marketable securities

Exchange realignment                 -              -            -    (358,857)             -         -           -   (358,857)
                               -------     ----------    ---------    ---------    ----------  --------  ----------  ----------

Total income and expenses            -              -            -    (358,857)             -  (47,603)           -   (406,460)

for the period recognised
directly in equity

Net profit for the period            -              -            -            -             -         -  16,277,732  16,277,732
                               -------     ----------    ---------    ---------     ---------  --------  ----------  ----------

Total income and expenses            -              -            -    (358,857)             -  (47,603)  16,277,732  15,871,272
for



                                                        5

the period

2005 final dividends                 -              -            -            -             -         - (4,478,495) (4,478,495)

Equity-settled share                 -              -            -            -             -    36,285           -      36,285
option expenses

Issuance of shares              46,994     14,195,775            -            -             -         -           -  14,242,769
                               -------     ----------    ---------    ---------    ----------  --------  ----------  ----------

Balances at 30 June 2006       923,629     34,961,823            -    (871,800)    11,681,974   197,018  52,382,284 99,274,928
                               =======     ==========    =========    =========    ==========  ========  ==========  ==========


NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2006
(All amounts expressed in thousands of Renminbi, except number of shares and unless otherwise stated)

1.    BASIS OF PREPARATION AND ACCOUNTING POLICIES

      Basis of preparation

      The interim condensed consolidated financial statements for the six months ended 30 June 2006 have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 Interim Financial Reporting.

      The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group's annual financial statements as at 31 December 2005.

      Significant accounting policies

      The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2005, except for the adoption of the following amendments mandatory for annual periods beginning on or after 1 January 2006:

      HKAS 21 Amendment                       The effects of Changes in Foreign Exchange Rate -
                                              Net Investment in a Foreign Operation
      HKAS 39 Amendment                       Cash Flow Hedge Accounting of Forecast Intra-group
                                              Transactions
      HKAS 39 Amendment                       The Fair Value Option
      HKAS 39 & HKFRSs 4 Amendments           Financial guarantee contracts
      HKFRSs 1 & 6 Amendments                 First-time Adoption of Hong Kong Financial
                                              Reporting Standards and Exploration for and
                                              Evaluation of Mineral Resources
      HKFRS 6                                 Exploration for and Evaluation of Mineral Resources
      HK(IFRIC)-Int 4                         Determining whether an Arrangement contains a Lease

      HKFRS 6 deals with the accounting for exploration for and evaluation of mineral resources, including oil and gas. The adoption of this standard has no significant impact on the Group's result of operations and financial position.

      HKAS 39-Financial Instruments: Recognition and Measurement-Amendment for financial guarantee contracts - which amended the scope of HKAS 39 to include financial guarantee contracts issued. The amendment addresses the treatment of financial guarantee contracts by the issuer. Under HKAS 39 as amended, financial guarantee contracts are recognized initially at fair value and generally remeasured at the higher of the amount determined in accordance with HKAS 37 - Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with HKAS 18 - Revenue.

      HKAS 39- Amendment for cash flow hedge accounting of forecast intra-group transactions - which amended HKAS 39 to permit the foreign currency risk of a highly probable intra-group forecast transaction to qualify as the hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the financial statements.

      HKAS 39 - Amendment for the fair value option - which restricted the use of the option to designate any financial asset or any financial liability to be measured at fair value through profit and loss.

      The adoption of these amendments did not affect the Group results of operation or financial position.

      Impact of issued but not yet effective Hong Kong Financial Reporting Standards ("HKFRSs")

      The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised HKFRSs that are not mandatory for these financial statements. The Group has not early applied these HKFRSs in these financial statements. Unless otherwise stated, the following HKFRSs are effective for accounting periods beginning on 1 January 2007:

      HKAS 1 Amendment                        Capital Disclosures
      HKFRS 7                                 Financial Instruments: Disclosures
      HK(IFRIC)-Int 8                         Scope of HKFRS 2
      HK(IFRIC)-Int 9                         Reassessment of Embedded Derivatives

      The HKAS 1 amendment will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

      HKFRS 7 will replace HKAS 32 and has modified the disclosure requirements of HKAS 32 relating to financial instruments.

      The Group expects that the adoption of the the pronouncements listed above will not have any significant impacts on the group's financial statement in the period of the initial application.

2.    ACQUISITIONS

      (i) On 8 January 2006, CNOOC Limited signed a definitive agreement with South Atlantic Petroleum Limited ("SAPETRO") to acquire a 45 % working interest in the offshore Oil Mining License 130 ("OML 130") in Nigeria for US$2.268 billion in cash. On 20 April 2006, the Company completed its acquisition for a total consideration of US$2.268 billion plus an adjustment of US$424 million for financial, operating and capital expenditures in the period prior to closing. OML 130 has not started commercial production.

      Details of the assets acquired are as follows:

      Purchase consideration:

                                                                    RMB'000

      - Consideration paid                                       21,526,010
      - Direct costs relating to the acquisition                     96,439
                                                                 ----------

      Total purchase consideration                               21,622,449
                                                                 ==========


      The assets arising from the acquisition are as follows:


                                                                    RMB'000

      Oil and gas properties                                     20,623,251
      Cash-call prepayment                                          999,198
                                                                 ----------

                                                                 21,622,449
                                                                 ==========

      (ii) On 27 January 2006, the Company signed an agreement to acquire a 35% working interest in the Nigeria OPL229 for a consideration of US$60 million. The transaction is not completed as at 30 June 2006.

3.    OIL AND GAS SALES AND MARKETING REVENUE

      Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share of allocable oil that is lifted and sold on behalf of the government. Sales are recognized when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

      Marketing revenues represent the sales of oil purchased from foreign partners under production sharing contracts and the revenues from the trading of oil through the Company's subsidiary in Singapore. The costs of the oil sold are included in "Crude oil and product purchases" in the condensed consolidated income statement.

4.    SPECIAL OIL GAIN LEVY

      During the period, a special oil gain levy ("SOG Levy") was imposed by the Ministry of Finance of China at the progressive rates ranging from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in PRC exceeding US$40 per barrel. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purpose and calculated based on the actual volume of the crude oil entitled.

5.    TAX

      (i)   Income tax

            The Company and its subsidiaries are subject to income taxes on an entity basis on the profits arising in or derived from the tax jurisdictions in which they are domiciled and operate. The Company is not liable for profit tax in Hong Kong as it does not have any assessable income currently sourced from Hong Kong.

            The Company's subsidiary in the PRC, CNOOC China Limited, is a wholly -owned foreign enterprise. It is exempt from the 3% local surcharge and is subject to the enterprise income tax of 30% under the prevailing tax rules and regulations.

            The Company's subsidiary in Singapore, China Offshore Oil (Singapore) International Pte. Ltd., is subject to income tax at rates of 10% and 20%, for its oil trading activities and other income generating activities, respectively. The Company's subsidiaries owning interests in oil and gas properties in Indonesia along the Malacca Strait are subject to corporate and dividend tax combined at the rate of 44%. According to current tax treaty between Indonesia and Malaysia, the Company's subsidiaries owning interests in oil and gas properties in Indonesia are subject to corporate and dividend tax combined at rates ranging from 43.125% to 51.875%. The Company's subsidiary owning interests in oil and gas properties in North West Shelf Project in Australia is subject to income tax at rate of 30%. All of the Company's other subsidiaries are not subject to any income taxes in their respective jurisdictions for the period presented.

            Certain of the Group's oil and gas interests in Indonesia are held through Labuan incorporated companies. In May 2006, certain amendments to the tax treaty between Indonesia and Malaysia were agreed by the respective Ministers of the two countries whereby certain current reduced tax rates enjoyed by Labuan companies would no longer be available. The proposed amendments will need to be ratified by the two countries and will take effect two months after the ratification. It is uncertain when the ratification will be completed. If the ratification comes into effect in 2006 and the Group is not able to reorganise the holding structure of the oil and gas interests to an equivalent tax structure, the combined corporate and dividend income tax rates of certain of its Indonesian operations will increase from 43.125% to 48% and from 51.875% to 56% respectively. This change in income tax rate, had it been applicable as of 30 June 2006, would have the effect of increasing the deferred tax expense and the current tax expense of the Group by approximately RMB272 million and RMB48 million respectively, with a corresponding increase in the deferred tax and current tax liabilities as of 30 June 2006 by the same respective amount.

      (ii)  Other taxes

            The Company's PRC subsidiary pays the following other taxes:

            - Production tax equal to 5% of independent production and production under production sharing contracts; and

            -     Business tax ranging from 3% to 5% on other income.

6.    EARNINGS PER SHARE

                                                                                      Six months ended 30 June
                                                                                              2006               2005
                                                                                       (unaudited)        (unaudited)

      Earnings:
         Net profit from ordinary activities attributable to shareholders for    RMB16,277,732,000  RMB11,829,023,000
         the period for the purpose of basic earnings per share
         Interest expenses and losses recognised on the derivative component     RMB1,131,648,000*      RMB94,649,000
         of convertible bonds
                                                                                ------------------  -----------------
         Net profit from ordinary activities attributable to shareholders for   RMB17,409,380,000*  RMB11,923,672,000
         the period for the purpose of diluted earnings per share
                                                                                ==================  =================
      Number of shares:
         Weighted average number of ordinary shares for the purpose of basic        41,054,675,375     41,052,375,275
         earnings per share before effects of new shares issued and share options exercised
      Effect of new shares issued                                                      627,825,214                  -
      Effect of share options exercised                                                          -          1,946,406
                                                                                ------------------  -----------------
      Weighted average number of ordinary shares for the purpose of basic           41,682,500,589     41,054,321,681
      earnings per share
      Effect of dilutive potential ordinary shares under the share option               58,746,128         74,986,148
      schemes
      Effect of dilutive potential ordinary shares for convertible bonds            1,303,469,732*      1,183,066,002
                                                                                ------------------  -----------------
      Weighted average number of ordinary shares for the purpose of diluted        43,044,716,449*     42,312,373,831
      earnings per share
                                                                                ==================  =================
      Earnings per share - Basic                                                           RMB0.39            RMB0.29
                                                                                ==================  =================
                              - Diluted                                                   RMB0.39*            RMB0.28
                                                                                ==================  =================

      * Since the diluted earnings per share amount is increased when taking the convertible bonds into account, the convertible bonds had an anti-dulutive effect on the basic earnings per share for the period and are ignored in the calculation of diluted earnings per share. Therefore, diluted earnings per share amounts are based on the net profit for the period of RMB16,277, 732,000, and the weighted average of 41,741,246,717 ordinary shares.

7.    INTANGIBLE ASSETS

      During the period, the North West Shelf Project has started commercial production. Accordingly, the intangible asset regarding the gas processing rights has been amortised using the unit of production method.

8.    ACCOUNTS RECEIVABLE, NET

      The customers are required to make payment within 30 days after the delivery of oil and gas. As at 30 June 2006 and 31 December 2005, substantially all of the accounts receivable were aged within six months.

9.    ACCOUNTS PAYABLE

      As at 30 June 2006 and 31 December 2005, substantially all of the accounts payable were aged within six months.

10.   SHARE CAPTIAL

                                                                Number of shares   Share capital    Issued share
                                                                                                         capital
                                                                                                   Equivalent of
Shares                                                                                   HK$'000         RMB'000

Authorised:
Ordinary shares of HK$0.02 each as at 30 June 2006 and 31         75,000,000,000       1,500,000
December 2005

Issued and fully paid:
   Ordinary shares of HK$0.02 each as at 1 January 2005           41,052,375,275         821,048         876,586
   Exercise of options                                                 2,300,100              46              49
                                                                  --------------       -----------       --------
As at 31 December 2005 (audited)                                  41,054,675,375         821,094         876,635
   Issue of new shares                                             2,272,727,273          45,454          46,994
                                                                  --------------       -----------       --------
As at 30 June 2006 (unaudited)                                    43,327,402,648         866,548         923,629
                                                                  ==============       ===========       =======

11.   DIVIDENDS

      On 29 August 2006, the Board of Directors declared an interim dividend of HK$0.12 per share (2005: HK$0.05 per share), totaling HK$5,199,426,000
      (RMB5,326,188,000) (2005: RMB2,138,128,000). No special interim dividend was declared (2005: HK$0.05 per share, totaling RMB2,138,128,000).

12.   SEGMENT INFORMATION

      The Group is organised on a worldwide basis into three major operating segments and collected its information on this basis. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, production sharing contracts with foreign partners and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income taxes.

      The Group mainly engaged in the exploration, development and production of crude oil and natural gas offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Canada, Singapore, Myanmar and Nigeria.

      The following table presents revenue and profit information for the Group's business segments.

                              Independent operations    Production sharing contracts      Trading business
                              Six months ended 30 June    Six months ended 30 June    Six months ended 30 June
                                     2006         2005           2006           2005        2006          2005
                              (Unaudited)  (Unaudited)    (Unaudited)    (Unaudited)  (Unaudited)  (Unaudited)
                                  RMB'000      RMB'000        RMB'000        RMB'000      RMB'000      RMB'000

        Segment revenue
        Sales to external
        customers:
            Oil and gas        17,170,172   10,202,301     18,304,663     14,531,690            -            -
            sales
            Marketing                   -            -              -              -   12,821,824    8,035,007
            revenues
            Other income            5,108        5,367         34,449         57,420            -            -
                               ----------   ----------     ----------     ----------   ----------    ---------
        Total                  17,175,280   10,207,668     18,339,112     14,589,110   12,821,824    8,035,007
                               ==========   ==========     ==========     ==========   ==========    =========
        Segment results
        Net profit             11,127,781    6,826,573     12,958,826     10,097,885      240,218       83,618
                               ==========   ==========     ==========     ==========   ==========    =========


                                      Unallocated               Consolidated
                               Six months ended 30 June   Six months ended 30 June
                                     2006          2005         2006          2005
                               (Unaudited)  (Unaudited)  (Unaudited)   (Unaudited)
                                   RMB'000      RMB'000      RMB'000       RMB'000

        Segment revenue
        Sales to external
        customers:
            Oil and gas                  -            -   35,474,835    24,733,991
            sales
            Marketing                    -            -   12,821,824     8,035,007
            revenues
            Other income             1,767          288       41,324        63,075
                               -----------  -----------   ----------    ----------
        Total                        1,767          288   48,337,983    32,832,073
                               ===========  ===========   ==========    ==========
        Segment results
        Net profit             (8,049,093)  (5,179,053)   16,277,732    11,829,023
                               ===========  ===========   ==========    ==========



13.   SUBSEQUENT EVENT

      (i) Subsequent to 30 June 2006, CNOOC Limited, as Guarantor, has delivered a Guarantee dated 7 August 2006 in favor of Mizuho Corporate Bank, Ltd., as facility agent for and on behalf of various international commercial banks under a US$1,065.5 million commercial loan agreement dated as of 31 July, 2006 in connection with the Tangguh Project in Indonesia. CNOOC Limited is the parent company of CNOOC Wiriagar Ltd. and CNOOC Muturi Ltd. which are project sponsors to the Tangguh Project. Pursuant to the Guarantee, CNOOC Limited guarantees the payment obligations of the trustee borrower under the subject loan agreement and is responsible for 41.62383% of the guaranteed obligation, subject to a maximum cap of US$487,861,984.76. BP Corporation North America Inc., parent of certain BP related entities (also project sponsors to the Tangguh Project), pursuant to a separate guarantee between itself and the facility agent, also dated 7 August, 2006, is responsible for the remainder 58.37617% of the guaranteed obligation.

      (ii) Dr. Kenneth S. Courtis, who retired as an Independent Non-executive Director of the Company with effect from 24 May 2006 following conclusion of the Company's annual general meeting, exercised his right to subscribe for 1,150,000 shares of options granted under the 2002 Share Option Scheme of the Company subsequent to 30 June 2006, and the allotment was completed on 2 August 2006. After that, Dr. Kenneth S. Courtis no longer holds any share options of the Company.

AUDIT COMMITTEE

The Audit Committee has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2006 are unaudited, but have been reviewed by Ernst & Young in accordance with Statement of Auditing Standards 700 "Engagement to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants. The interim financial report has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There has been no purchase, sale or redemption of the Company's listed securities by the Company or its subsidiaries during the six months ended 30 June 2006.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2006, except for the deviations from the code provisions ("Code Provision") A.2.1 and A.4.1 only. The following summarizes the requirements under the relevant Code Provisions and the Company's reasons for such deviations.

Code Provision A.2.1

Under Code Provision A.2.1, the roles of the chairman and chief executive officer are required to be separated and not to be performed by the same individual.

Mr. Fu Chengyu ("Mr. Fu") is the Chairman of the Board. In addition to the role of the Chairman, the role of Chief Executive Officer is also designated to Mr. Fu. This constitutes a deviation from Code Provision A.2.1. The reason for such deviation is set out below.

The Company is engaged in the oil and gas exploration and production business which is different from integrated oil companies engaging in both upstream and downstream operations. In light of this, the Board considers that the interest of the Company's oil and gas exploration and production business is best served when strategic planning decisions are made and implemented by the same person. The Company's Nomination Committee also agreed that it is in the best interest of the Company that the roles of the Chairman of the Board and Chief Executive Officer be performed by the same individual.

In light of the above, the Company does not currently propose to designate another person as the Chief Executive Officer of the Company.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors of the Company (executive and non-executive) are subject to the retirement provisions under article 97 of the Articles of Association of the Company ("Article 97"). According to
Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices and the incumbent Independent Non-executive Directors of the Company, except Dr. Cheng who was elected as an Independent Non-executive Director of the Company for the first time by the shareholders at the annual general meeting of the Company in May 2006, have all retired and stood for re-election in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics ("Code of Ethics") incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2006, with the Company's Code of Ethics and the required standards set out in the Model Code.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 15 September 2006 to 22 September 2006 (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:00 p.m. on 14 September 2006. The interim dividend will be paid on or around 29 September 2006.

As at the date of this announcement, the Board comprises of:


Executive Directors            Independent Non-executive Directors
Fu Chengyu (Chairman)          Edgar W. K. Cheng
Luo Han                        Sung Hong Chiu
Zhou Shouwei                   Evert Henkes
Cao Xinghe                     Lawrence J. Lau
Wu Zhenfang                    Tse Hau Yin, Aloysius
Wu Guangqi
Yang Hua

                                                  By Order of the Board
                                                      CNOOC Limited
                                                    Victor Zhikai Gao
                                                    Company Secretary

Hong Kong, 29 August 2006

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as "forward-looking statements". Such forward-looking statements are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the Directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The Directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                 By:  /s/ Victor Zhikai Gao
                                      ---------------------
                                        Name: Victor Zhikai Gao
                                        Title:  Company Secretary



Dated: August 30, 2006